EXHIBIT (a)(1)(J)

                                                               Press Release

                                                               Date
                                                               March 20, 2002
                                                               Number
KPN RAISES OFFER FOR EUROWEB INTERNATIONAL CORP.               024pe
TO $2.70 PER SHARE
Best and Final Offer; Offer Expires April 4, 2002


The Hague, The Netherlands, March 20, 2002: Everest Acquisition Corp., a wholly owned subsidiary of Royal KPN (AEX: KPN, NYSE: KPN), today announced that it has increased the price of its cash tender offer for all of the outstanding shares of common stock of EuroWeb International Corp. (NASDAQ: EWEB) to $2.70 per share from $2.25 per share. Based on the most recent information available to Everest Acquisition Corp., 4,665,332 shares are outstanding. Accordingly, the total value of the offer is about $12.6 million. As KPN owns 52.8% of the outstanding EuroWeb shares, the total value of the offer to the public stockholders of EuroWeb is about $6.0 million.

The amended offer price of $2.70 represents the maximum price Everest Acquisition Corp. is prepared to pay to acquire the publicly held shares through this tender offer, which will now expire on April 4, 2002. The purpose of the tender offer is to acquire all of the outstanding shares of EuroWeb and take EuroWeb private. Everest Acquisition Corp. currently intends, as soon as practicable upon consummation of the offer, to cause a merger to occur between EuroWeb and Everest Acquisition Corp.

This price represents a 20% increase over the original $2.25 per share tender offer, a 67.7% premium to the closing price of EuroWeb shares on February 19, 2002, the last trading day prior to public announcement of the original tender offer, and a premium of approximately 72.0% to the average closing price for the 30 trading days prior to and including February 19, 2002. Stockholders who had instituted litigation challenging our original offer have agreed in principle to settle that litigation in connection with the increase in the offer price to $2.70 per share.

Consummation of the tender offer is conditioned on there being validly tendered and not withdrawn prior to the expiration date a number of shares that represent at least 90% of the total number of outstanding shares on a fully diluted basis (the "Minimum Condition"). KPN currently holds approximately 52.8% of the outstanding EuroWeb shares through a wholly owned subsidiary, and has tendered its shares into the offer. Everest Acquisition Corp. will not waive the Minimum Condition if the effect of such waiver would permit Everest Acquisition Corp. to purchase less than a majority of the outstanding shares that KPN does not already own. As of 12:00 midnight on March 19, 2002, approximately 2,557,401 shares had been tendered and not withdrawn pursuant to the original offer.

Notice for EuroWeb security holders: Everest Acquisition is amending its tender offer today to reflect the increased offer price and to extend the offer until April 4, 2002. Investors are urged to read Everest Acquisition Corp.'s revised tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's website, www.sec.gov, or from D.F. King & Co. Inc., the Information Agent for the tender offer, at 77 Water Street, New York, NY 10005, telephone number +1-212-269-5550 (call collect) or +1-800-659-5550 (toll-free).


Corporate Communications         Telefax +31 70 446 63 10
Press Department